Exhibit 99.2

ESSA Pharma Announces Closing of a Secondary Offering

HOUSTON, TX and VANCOUVER, March 21, 2016 /CNW/ - ESSA Pharma Inc. ("ESSA" or the "Company") (TSX: EPI, NASDAQ: EPIX) announced today that Eventide Funds purchased 370,566 Common Shares from each of Marianne Sadar and Raymond Andersen, both directors and officers of the Company, and 311,612 Common Shares from Robert Rieder, at a price of US$3.00 per Common Share. The Company did not receive any proceeds from the transaction. On closing, each of Marianne Sadar, Raymond Andersen and Robert Rieder entered into lock-up agreements with the Company, pursuant to which they will be prohibited from selling any Common Shares currently held until the occurrence of certain prescribed events ending, at the latest, on December 31, 2016.

Within 30 days of closing, the Company expects to file a prospectus supplement under its Registration Statement on Form F-10 with respect to resales in the United States, from time to time, of the Common Shares purchased by Eventide Funds. Upon filing of the prospectus supplement, such Common Shares will be freely tradeable in the United States.

The Common Shares have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 and/or Canadian securities laws that may not be based on historical fact, including without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements in this news release include, but are not limited to the filing of a prospectus supplement by ESSA and the ability to trade the Common Shares in the United States thereafter.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA's actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA's current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward-looking statements, ESSA may make various material assumptions, including but not limited to the market and demand for the securities of ESSA, general business, market and economic conditions and the ability of ESSA to file a resale prospectus supplement in the United States.

Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors including, among others, the general economic and business conditions in the United States, Canada, Europe and the other regions in which ESSA operates, the inability of ESSA to file a resale prospectus supplement in the United States and the additional factors discussed in or referred to under the heading "Risk Factors" in ESSA's Annual Report on Form 20-F for the year ended September 30, 2015 which is available under ESSA's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable law. Readers are cautioned against attributing undue certainty to forward-looking statements.

SOURCE ESSA Pharma Inc

%CIK: 0001633932

For further information: David Wood, Chief Financial Officer, ESSA Pharma Inc., T: (778) 331-0962, E: dwood@essapharma.com

CO: ESSA Pharma Inc

CNW 20:21e 21-MAR-16